SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

Six months ended December 31, 2007 and 2006

Report date – February 25, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of December 31, 2007 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three-month and six-month periods ended December 31, 2007 and 2006 . These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated October 5, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

February 5, 2008

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2007 (Unaudited) and June 30, 2007

(Expressed in U.S. Dollars)

	December 31, 2007	June 30, 2007
ASSETS
Current
Cash and cash equivalents	$736,639	$1,961,712
Accounts receivable, net of allowance of $303,846 and $315,166 at December 31, 2007 and June 30, 2007, respectively	832,769	923,817
Royalties and other receivables	650,524	644,382
Inventories (Note 4)	851,828	790,389
Prepaid expenses	80,211	94,427
Deferred tax asset – current	1,187,900	1,354,010

Total current assets	4,339,871	5,768,737

Property, plant, and equipment, net of accumulated depreciation of $5,298,531 and $5,205,128	427,425	491,069
Other assets	112,784	63,902
Deferred tax asset	1,451,663	1,664,100

Total assets	$6,331,743	$7,987,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$233,127	$228,528
Accrued liabilities	330,174	590,477

Total current liabilities	563,301	819,005

Total liabilities	563,301	819,005

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,513,215	27,627,581	27,596,810
Additional paid-in capital	8,970	8,970
Deficit	(21,868,109)	(20,436,977)

Total stockholders’ equity	5,768,442	7,168,803

Total liabilities and stockholders’ equity	$6,331,743	$7,987,808

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three Months and Six Months Ended December 31, 2007 and 2006

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Sales	$1,512,361	$1,438,153	$3,185,722	$3,042,929
Cost of sales	885,453	883,829	1,789,850	1,714,459

Gross profit	626,908	554,324	1,395,872	1,328,470

Expenses:
Administration	317,301	297,933	678,534	654,662
Research and development	32,766	32,065	59,919	70,863
Sales and marketing	365,123	405,647	731,689	762,827

	715,190	735,645	1,470,142	1,488,352

Loss from operations	(88,282)	(181,321)	(74,270)	(159,882)

Other items:
Royalty income	646,849	537,653	1,259,648	1,014,203
Other (expense) income	(21,775)	(677)	(48,916)	313
Remeasurement income (expense)	471	(5,306)	3,012	(1,929)
Interest income	4,994	8,542	19,284	21,369

	630,539	540,212	1,233,028	1,033,956

Income before income tax	542,257	358,891	1,158,758	874,074
Income tax expense	166,342	138,041	405,547	342,732

Net income for the period	375,915	220,850	753,211	531,342
Deficit, beginning of period	(21,834,460)	(20,422,848)	(20,436,977)	(19,612,386)
Dividends paid	(409,564)	(336,616)	(2,184,343)	(1,457,570)

Deficit, end of period	$(21,868,109)	$(20,538,614)	$(21,868,109)	$(20,538,614)

Net income per common share:
Basic	$0.08	$0.05	$0.17	$0.12

Diluted	$0.08	$0.05	$0.17	$0.12

Weighted average number of common shares outstanding during the period:
Basic	4,550,715	4,487,889	4,542,794	4,478,704
Effect of dilutive options	7,922	62,926	7,907	66,504
Diluted	4,558,637	4,550,815	4,550,701	4,545,208

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three Months and Six Months Ended December 31, 2007 and 2006

(Expressed in U.S. Dollars)

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$375,915	$220,850	$753,211	$531,342
Items not affecting cash:
Depreciation and amortization	47,059	41,373	93,403	80,659
Amortization of deferred tax benefit	139,342	138,041	378,547	342,732
Remeasurement (gain) loss	(471)	5,306	(3,012)	1,929
Change in non-cash working capital items (Note 5)	(295,857)	42,100	(266,903)	(178,308)

Net cash provided by operating activities	265,988	447,670	955,246	778,354

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(1,636)	(51,829)	(29,759)	(89,954)

Net cash used in investing activities	(1,636)	(51,829)	(29,759)	(89,954)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	—	2,146	30,771	33,121
Common stock repurchased	—	—	—	(23,939)
Common stock dividends paid	(409,564)	(336,616)	(2,184,343)	(1,457,570)

Net cash used in financing activities	(409,564)	(334,470)	(2,153,572)	(1,448,388)

Change in cash and cash equivalents during the period	(145,212)	61,371	(1,228,085)	(759,988)
Effect of exchange rate changes on cash and cash equivalents	471	(5,306)	3,012	(1,929)
Cash and cash equivalents, beginning of period	881,380	1,377,651	1,961,712	2,195,633

Cash and cash equivalents, end of period	$736,639	$1,433,716	$736,639	$1,433,716

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$27,000	$—	$27,000	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

December 31, 2007

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended December 31, 2007 and 2006 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2007. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. On November 1, 2007 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable November 28, 2007 to stockholders of record at the close of business on November 14, 2007. On February 1, 2008 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable February 28, 2008 to stockholders of record at the close of business on February 14, 2008. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively

	Six Months Ended December 31, 2007		Six Months Ended December 31, 2006
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,513,215	$27,596,810	4,441,315	$27,575,628
Exercise of options for cash	37,500	30,771	52,500	33,121
Common stock repurchased	—	—	(5,600)	(23,939)

Balance end of period	4,550,715	$27,627,581	4,488,215	$27,584,810

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2007

(Expressed in U.S. Dollars)

2.	STOCK-BASED COMPENSATION AND STOCK OPTIONS

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the periods ended December 31, 2007 and 2006 since no options were granted during the periods, and all options outstanding at the beginning of the periods were fully vested.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended December 31, 2007:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	55,000	$1.12

Exercised	(37,500)	$0.82

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	17,500	$2.07

Options exercisable, end of period	17,500	$2.07

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2007

(Expressed in U.S. Dollars)

The weighted-average grant date fair value of stock options granted during the six months ended December 31, 2007, was $0.00 (no options granted).

Cash proceeds, related to 37,500 options exercised during the six months ended December 31, 2007, was $30,771.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at December 31, 2007:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option-pricing model, during the last two fiscal years were:

	2007 (1)	2006 (1)
Risk free interest rate	N/A	N/A
Expected life of options	N/A	N/A
Expected volatility	N/A	N/A
Expected dividend yield	N/A	N/A

Weighted average estimated fair value per option issued	N/A	N/A

(1)	There were no options granted in 2007 or 2006.

3.	INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2007

(Expressed in U.S. Dollars)

4.	INVENTORIES

	As at December 31, 2007	As at June 30, 2007
Raw materials	$284,963	$288,631
Work in progress	51,429	24,579
Finished goods	1,002,712	964,947

	1,339,104	1,278,157
Less allowance for obsolescence	487,276	487,768

	$851,828	$790,389

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Cash provided by (used in):
Accounts and royalties and other receivables	$25,822	$17,053	$84,906	$7,832
Inventories	(32,846)	60,009	(61,439)	82,327
Prepaid expenses and other assets	(42,341)	(57,839)	(34,639)	(66,037)
Accounts payable and accrued liabilities	(246,492)	22,877	(255,731)	(202,430)

Change in non-cash working capital items	$(295,857)	$42,100	$(266,903)	$(178,308)

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

December 31, 2007

(Expressed in U.S. Dollars)

6.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three months ended December 31:

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Disposable lenses	$851,939	$750,955	$1,721,001	$1,519,010
Conventional soft lenses	262,520	263,500	597,217	614,872
Gas permeable lenses	115,056	142,860	270,872	304,161
Replacement and other lenses	282,846	280,838	596,632	604,886

Total sales	$1,512,361	$1,438,153	$3,185,722	$3,042,929

Certain amounts in the lens categories above for the December 31, 2006 periods have been reclassified to conform to the presentation of the December 31, 2007 periods.

7.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

Form 52-109F2 Certification of Interim Filings

I, Michael J Pecora, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending December 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 25, 2008

/s/ Michael J. Pecora
Michael J. Pecora
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending December 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 25, 2008

/s/ Leonard F Barker
Leonard F. Barker
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – December 31, 2007

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2007 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended December 31, 2007 (the “Current Quarter”) and includes relevant information up to February 25, 2008 (the “Report Date”).

Overall Performance

Revenue derived from our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 55% of our Current Quarter revenue. Revenue from the C-Vue Toric multifocal product line, which accounts for approximately 10% of our revenue for the Current Quarter, continues to increase in unit sales. We anticipate unit sales of the C-Vue Toric multifocal will continue to increase, resulting in comparable quarter revenue increases in the future for this product line. As expected, we experienced a 19.5% decline in our gas permeable product segment consistent with the overall decline of gas permeable fits within the industry. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the Current Quarter we were debt free, and paid $409,564 in common stock dividends.

Sales for the Current Quarter increased by 5.2% to $1.512 million, compared to $1.438 million for the quarter ended December 31, 2006 (“Prior Quarter”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, offset by the expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Quarter increased to $.542 million from $.359 million in the Prior Quarter, primarily resulting from an increase in royalty income and a smaller loss from operations. The loss from operations in the Current Quarter decreased $.093 million as compared to the Prior Quarter, primarily due to higher margins as compared to the Prior Quarter, in line with expectations. As of December 31, 2007 we had positive working capital of $3.8 million, which represents a decrease of $1.2 million compared to Fiscal Year 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends of $2.2million.

At the end of the Current Quarter we had stockholders’ equity of $5.8 million representing a decrease of $1.4 million compared to Fiscal Year 2007. The decrease in stockholders’ equity was primarily from income before income taxes of $1.2 million (primarily from royalty income), offset by cash dividend payments totaling $2.2million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2007, 2006, and 2005. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2007 ($)	2006 ($)	2005 ($)
Income Statement Data
Revenues	6,370,930	6,110,040	4,971,577
Income from operations	14,785	53,359	91,580
Income before taxes	2,179,742	2,018,040	1,710,687
Income for the year	1,309,961	1,596,830	2,237,787
Income per common share outstanding—basic and diluted:
Income for the year
Basic	0.29	0.37	0.53
Diluted	0.29	0.35	0.50
Dividends	2,134,552	—	—

As at June 30	2007 ($)	2006 ($)	2005 ($)
Balance Sheet Data
Total assets	7,987,808	8,969,222	7,316,946
Working capital	4,949,732	4,747,777	2,540,624
Long-term liabilities	—	—	—
Total liabilities	819,005	997,010	1,082,242
Capital stock	27,596,810	27,575,628	27,434,950
Stockholders’ equity	7,168,803	7,972,212	6,234,704

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,190,428, $1,932,942, and $1,632,051 for the 2007, 2006 and 2005 Fiscal Years, respectively.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2007 Fiscal Year we recorded a net income tax expense of $869,781. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

On August 1, 2006 the Board of Directors declared a special cash dividend of $0.25 per common share,

payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totaled $1,120,954. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, payable November 28, 2006 to stockholders of record at the close of business on November 14, 2006. Gross disbursements for the common share dividends paid totaled $336,616. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. Gross disbursements for the common share dividends paid totaled $338,491. On August 1, 2007 the Board of Directors declared a special cash dividend of $0.30 per share and its regular quarterly dividend of $.09 per common share, payable August 28, 2007 to stockholders of record at the close of business on August 14, 2007. Gross disbursements for the common share dividends paid totaled $1,774,779. On November 1, 2007 the Board of Directors declared its regular quarterly dividend of $.09 per common share, payable November 28, 2007 to stockholders of record at the close of business on November 14, 2007. Gross disbursements for the common share dividends paid totaled $409,564. On February 1, 2008 the Board of Directors declared its regular quarterly cash dividend of $0.09 per common share, payable February 28, 2008 to stockholders of record at the close of business on February 14, 2008.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ended on August 20, 2007. All shares purchased were affected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending December 31, 2007 – None

Options granted by the Company during the Current Quarter ending December 31, 2007 – None

Shares in escrow or subject to pooling as at December 31, 2007 – None

Results of Operations

Current Quarter

During the three months ended December 31, 2007 (the “Current Quarter”) we earned income before tax of $542,257 compared to income before tax of $358,891 for the three months ended December 31, 2006 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $183,366 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $72,584, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $109,196 to $646,849 in the Current Quarter as compared to $537,653 in the Prior Quarter, (iii) a decrease in expenses of $20,455 as described below, and (iv) a decrease in other items including interest income and other income of $18,869. After recording income tax expense of $166,342, we had net income of $375,915 or $0.08 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $220,850 or $0.05 per diluted share after recording income tax expense of $138,041.

Sales during the Current Quarter were $1,512,361, an increase of $74,208 (5.2%), as compared to sales of $1,438,153 during the Prior Quarter. The disposable lens category increased by 13.4% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 0.4% due to a small sales dollar increase in our C-Vue toric multifocal product line offset by decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 19.5%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 0.7% with growth in our C-Vue custom toric lens and low vision product lines, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 41.5% in the Current Quarter compared to 38.5% in the Prior Quarter due primarily to sales increases in higher margin products and a one-time contractual billing adjustment from one of our inventory suppliers in the Prior Quarter, which represented 1.5% of our gross margin for the Prior Quarter.

Total expenses during the Current Quarter decreased by $20,455 or 2.8% due to a decrease in sales and marketing expenses partially offset by an increase in administrative expenses. As a percentage of sales, total Current Quarter expenses decreased from 51.1% to 47.3%. The decrease in sales and marketing expense of $40,524 or 10.0% is primari1y due to lower advertising, promotional, and educational expenses offset slightly by higher sales commissions paid on increased sales. Administrative expenses increased by $19,368 or 6.5% due to higher salary expense primarily associated with the general increase in the Company’s business.

During the Current Quarter we recorded income tax expense of $166,342 compared to income tax expense in the Prior Quarter of $138,041. We record income tax at the statutory rates, but currently do not pay income tax due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the six months ended December 31, 2007 (the “Current Year”) we earned income before tax of $1,158,758 compared to income before tax of $874,074 for the six months ended December 31, 2006 (the “Prior Year”). The increase in income before tax during the Current Year of $284,684 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $67,402, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $245,445 to $1,259,648 in the Current Year as compared to $1,014,203 in the Prior Year, (iii) a decrease in expenses of $18,210 as described below, and (iv) a decrease in other items including interest income and other income of $46,373. After recording income tax expense of $405,547, we had net income of $753,211 or $0.17 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $531,342 or $0.12 per diluted share after recording income tax expense of $342,732.

Sales during the Current Year were $3,185,722, an increase of $142,793 (4.7%), as compared to sales of $3,042,929 during the Prior Year. The disposable lens category increased by 13.3% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 2.9% due to a small sales dollar decrease in our C-Vue toric multifocal product line along with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 10.9%, due to a continued

overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 1.4%. We had some growth in our C-Vue custom toric lens and low vision product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased slightly to 43.8% in the Current Year compared to 43.7% in the Prior Year due primarily to sales increases in higher margin products in the Current Quarter.

Total expenses during the Current Year decreased by $18,210 or 1.2% primarily due to a decrease in sales and marketing expenses offset by an increase in administration expenses. As a percentage of sales, total Current Year expenses decreased from 48.9% to 46.1% The decrease in sales and marketing expenses of $31,138 or 4.1% is primarily due to lower advertising, promotional and educational expense offset slightly by higher sales commissions paid on increased sales. Administration expenses increased by $23,872 or 3.6% due to higher salary expense primarily associated with the general increase in the Company’s business offset by lower legal/consulting and professional expenses.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep 30, 2006	June 30, 2006	Mar. 31, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,512,361	1,673,361	1,693,572	1,634,429	1,438,153	1,604,776	1,550,354	1,585,086
Operating income (loss) for the quarter	(88,282)	14,012	93,748	80,919	(181,321)	21,439	4,385	15,514
Income before income tax for the quarter	542,257	616,501	670,471	635,197	358,891	515,183	490,328	513,808
Net income for the period	375,915	377,296	406,264	372,355	220,850	310,492	655,266	314,689
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.08	0.08	0.09	0.08	0.05	0.07	0.15	0.07
Diluted	0.08	0.08	0.09	0.08	0.05	0.07	0.14	0.07

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the quarter ending June 30,

2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending (Unaudited)
	Dec 31, 2007	Sep 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep 30, 2006	June 30, 2006	Mar. 31, 2006
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	646,849	612,799	630,932	545,293	537,653	476,550	469,496	489,551

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2007 we recorded approximately $ .05 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by an increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of December 31, 2007, the Company had working capital of $3,776,570 representing an increase of $123,365 from our working capital at September 30, 2007. Positive cash flow from operating activities totaled $265,988, and we used cash of $1,636 for the purchase of capital additions during the quarter ending December 31, 2007.

Current Year

As of December 31, 2007, the Company had working capital of $3,776,570 representing a decrease of $1,173,162 from our working capital at June 30, 2007. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,184,343, offset by a decrease in accounts payable and accrued expenses. During the Current Year, we generated $955,246 in cash from operations representing an increase of $176,892 from $778,354 generated during the prior period ended December 31, 2006. We used cash of $29,759 during the Current Year for the purchase of capital additions, a decrease of $60,195 from the Prior Year. The Company also received cash of $30,771 from capital stock issued from the exercise of stock during the Current Year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 57% of sales. The company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 55% of the Company’s sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate solid growth in income before income taxes for the fiscal year ending June 30, 2008. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended December 31, 2007, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:

Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
William D. Baxter	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Nick Bennett
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Pecora
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: February 26, 2008	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer